Exhibit 4.I

MENTOR GRAPHICS CORPORATION

SIXTH AMENDMENT

TO CREDIT AGREEMENT

This SIXTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is dated as of March 9, 2009 and entered into by and among Mentor Graphics Corporation, an Oregon corporation (the “Company”), the financial institutions from time to time party to the Credit Agreement (as defined below) (the “Banks”) and Bank of America, N.A., as administrative agent for the Banks (the “Agent”), and is made with reference to that certain Credit Agreement dated as of June 1, 2005, as amended by that certain First Amendment to Credit Agreement dated as of November 8, 2005, that certain Second Amendment to Credit Agreement dated as of June 20, 2006, that certain Third Amendment to Credit Agreement and Limited Waiver dated as of April 12, 2007, that certain Fourth Amendment to Credit Agreement dated as of June 22, 2007 and that certain Fifth Amendment to Credit Agreement dated as of April 23, 2008 (as so amended, the “Credit Agreement”), by and among the Company, the Banks, KeyBank National Association, as documentation agent, and the Agent. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Credit Agreement.

RECITALS

WHEREAS, the Company has requested that the Banks agree to certain amendments to the Credit Agreement and the Banks have agreed to such request, subject to the terms and conditions of this Amendment;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

Section 1. AMENDMENTS TO THE CREDIT AGREEMENT

1.1	Amendments to Article 1: Definitions

A. Section 1.01 of the Credit Agreement shall be amended at the definition of “Base Rate” by deleting it in its entirety and replacing it with the following:

“Base Rate” means, for any day, a rate per annum equal to the highest of (i) the Prime Rate for such day, (ii) the sum of 0.50% plus the Federal Funds Rate for such day and (iii) except during an Offshore Rate Unavailability Period, the Offshore Rate plus 1.00% .

B. Section 1.01 of the Credit Agreement shall be further amended at the definition of “Offshore Rate” by deleting it in its entirety and replacing it with the following:

“Offshore Rate” means,

(a) for any Interest Period with respect to an Offshore Rate Loan, (i) the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, or (ii) if such rate is not available at such time for any reason, then the rate per annum determined by the Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Offshore Rate Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America’s London Branch to major banks in the London interbank offshore market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period; and

(b) for any day with respect to a Base Rate Loan, the rate per annum equal to (A) BBA LIBOR for Dollar deposits being delivered in the London interbank market for a term of one month commencing that day (or, if such day is not a Business Day, on the next preceding Business Day) or (B) if such published rate is not available at such time for any reason, the rate determined by the Agent to be the rate at which deposits in Dollars for delivery on such day (or, if such day is not a Business Day, on the next preceding Business Day) in same day funds in the approximate amount of the Base Rate Loan being made, continued or converted by Bank of America and with a term equal to one month would be offered by Bank of America’s London Branch to major banks in the London interbank offshore market at their request at the date and time of determination.

C. Section 1.01 of the Credit Agreement shall be further amended by deleting the definition “Offshore Rate Loan” and replacing it with the following:

“Offshore Rate Loan” means any Loan which bears interest at a rate determined by reference to the Offshore Rate (excluding, other than for purposes of the definition of “Business Day”, any Loan that bears interest based on clause (iii) of the definition of Base Rate).

D. Section 1.01 of the Credit Agreement shall be further amended by inserting in alphabetical order the following additional definitions:

“Adjusted Consolidated Net Income” means, in respect of the Company and its Subsidiaries, determined on a consolidated basis, in respect of any fiscal quarter of any fiscal year of the Company, Consolidated Net Income for each such quarterly period; provided, in respect of the fourth fiscal quarter of any fiscal year of the Company, if Consolidated Net Income for any fiscal quarter in such fiscal year (including such fourth quarter) is or was less than zero ($0), then Adjusted Consolidated Net Income for such fourth fiscal quarter shall be an amount equal to Consolidated Net Income for such fiscal year.

“CNI Increase Amount” has the meaning set forth in Section 7.14(b).

“Offshore Rate Unavailability Period” means any period of time during which a notice delivered to the Company in accordance with Section 3.05 shall remain in force and effect.

“Prime Rate” means the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate.” The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

1.2	Amendments to Article 3: Taxes, Yield Protection and Illegality

A. Section 3.02 of the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

3.02 Illegality.

(a) If any Bank determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Bank or its applicable Lending Office to make, maintain or fund Offshore Rate Loans, or to determine or charge interest rates based upon the Offshore Rate, or any Governmental Authority has imposed material restrictions on the authority of such Bank to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Bank to the Company through the Agent, any obligation of such Bank to make or continue Offshore Rate Loans, or to convert Base Rate Loans to Offshore Rate Loans, or, if such notice relates to the unlawfulness or asserted unlawfulness of charging interest based on the Offshore Rate, to make Base Rate Loans as to which the interest rate is determined with reference to the Offshore Rate shall be suspended until such Bank notifies the Agent and the Company that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Company shall, upon demand from such Bank (with a copy to the Agent), prepay or, if applicable, convert all Offshore Rate Loans of such Bank and Base Rate Loans as to which the interest rate is determined with reference to the Offshore Rate to Base Rate Loans as to which the rate of interest is not determined with reference to the Offshore Rate, either on the last day of the Interest Period therefor, if such Bank may lawfully continue to maintain such Offshore Rate Loans to such day, or immediately, if such Bank may not lawfully continue to maintain such Offshore Rate Loans or Base Rate Loans. Notwithstanding the foregoing and despite the illegality for such a Bank to make, maintain or fund Offshore Rate Loans or Base Rate Loans as to which the interest rate is determined with reference to the Offshore Rate, that Bank shall remain committed to make Base Rate Loans and shall be entitled to recover interest at the Base Rate. Upon any such prepayment or conversion, the Company shall also pay accrued interest on the amount so prepaid or converted.

(b) Before giving any notice to the Agent under this Section, the affected Bank shall designate a different Lending Office with respect to its Offshore Rate Loans if such designation will avoid the need for giving such notice or making such demand and will not, in the judgment of the Bank, be illegal or otherwise disadvantageous to the Bank.

B. Section 3.05 of the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

3.05 Inability to Determine Rates. If the Majority Banks determine that for any reason in connection with any request for an Offshore Rate Loan or a conversion to or continuation thereof that (i) Dollar deposits are not being offered to banks in the London interbank market for the applicable amount and Interest Period of such Offshore Rate Loan, (ii) adequate and reasonable means do not exist for determining the Offshore Rate for any requested Interest Period with respect to a proposed Offshore Rate Loan, or (iii) the Offshore Rate for any requested Interest Period with respect to a proposed Offshore Rate Loan, does not adequately and fairly reflect the cost to such Banks of funding such Loan, the Agent will promptly so notify the Company and each Bank. Thereafter, the obligation of the Banks to make or maintain Offshore Rate Loans, shall be suspended until the Agent (upon the instruction of the Majority Banks) revokes such notice. Upon receipt of such notice, the Company may revoke any pending request for a Borrowing of, conversion to or continuation of Offshore Rate Loan, or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

1.3	Amendments to Article 7: Negative Covenants

A. Section 7.05 of the Credit Agreement is hereby amended by deleting clause (d) thereof and replacing it with the following:

“(d) Indebtedness secured by Liens permitted by Section 7.01(i), (j) and (r);”

B. Section 7.14(b) of the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“(b) Minimum Tangible Net Worth. The Company shall not as of the end of any fiscal quarter permit Consolidated Tangible Net Worth to be less than the sum of (i) an amount equal to the Existing Required Amount less $15,000,000; plus (ii) for each fiscal quarter commencing with the fiscal quarter ending April 30, 2009 (but, in respect of the first, second or third fiscal quarter of any fiscal year, only to the extent Adjusted Consolidated Net Income for any such fiscal quarter is positive), 70% of Adjusted Consolidated Net Income for such fiscal quarter (such amount, “CNI Increase Amount”), provided, if Adjusted

Consolidated Net Income is determined for the fourth fiscal quarter of any fiscal year based upon the proviso in the definition of “Adjusted Consolidated Net Income”, then the CNI Increase Amount for such quarter shall be reduced by the lesser of (x) the sum of all CNI Increase Amounts for the first, second and third quarter of such fiscal year or (y) an amount that would cause the sum of CNI Increase Amounts for all quarters for such fiscal year to equal zero ($0); plus (iii) 100% of the amortization of intangible assets for each fiscal quarter commencing with the fiscal quarter ending April 30, 2009; plus (iv) 100% of the Net Issuance Proceeds of any new equity issued by the Company after January 31, 2009 (excluding (A) equity issued under employee stock option or purchase plans and (B) equity issued to finance an Acquisition, provided that such amount is in fact applied to transaction costs relating to such Acquisition and such Acquisition is consummated no later than 120 days after the date of such issuance); minus (v) goodwill and other intangibles arising during such fiscal quarter from Acquisitions permitted pursuant to Section 7.04; provided that (A) the aggregate amount of goodwill and other intangibles excluded under clause (v) above in connection with any Acquisition shall be the product of (1) the Net Cash Consideration given in respect of such Acquisition divided by the total fair market value of all cash and non-cash consideration given in respect of such Acquisition multiplied by (2) the aggregate amount of all goodwill and other intangibles acquired in such Acquisition, and (B) the aggregate amount of all goodwill and other intangibles excluded under clause (v) above in any fiscal year shall in no case exceed the amount of Net Cash Consideration permitted to be given in respect of Acquisitions in such fiscal year under Section 7.04(d)(i) . For purposes hereof, “Existing Required Amount” means the minimum amount required under this Section 7.14(b) as of January 31, 2009, based upon the provisions of this Agreement existing immediately prior to the effectiveness of that Sixth Amendment to Credit Agreement dated as of March 9, 2009.”

1.4	Amendments to Exhibits

A. Exhibit C of the Credit Agreement is hereby amended, for purposes of all fiscal quarter end dates from and after April 30, 2009, by deleting Schedule 2 thereof and replacing it with that Schedule 2 attached to this Amendment as Annex I.

Section 2. CONDITIONS TO EFFECTIVENESS

Section 1 of this Amendment shall become effective as of the date on which all of the following conditions precedent are satisfied or waived (such date, the “Sixth Amendment Effective Date”):

A. The Agent shall have received (with sufficient originally executed copies, where appropriate, for each Bank and its counsel) the following, each, unless otherwise noted, dated as of the Sixth Amendment Effective Date:

1. Certified copies of the Company’s Articles of Incorporation, together with a good standing certificate from the Secretary of State of the State of Oregon, each dated a recent date prior to the Sixth Amendment Effective Date;

2. Either copies of the Company’s Bylaws, certified as of the Sixth Amendment Effective Date by its corporate secretary or an assistant secretary or a certificate, dated as of the Sixth Amendment Effective Date, of its corporate secretary or an assistant secretary, certifying that there have been no changes in the Company’s Bylaws from the form of Bylaws previously delivered to the Banks;

3. Resolutions of the Company’s Board of Directors approving and authorizing the execution, delivery, and performance of this Amendment, certified as of the Sixth Amendment Effective Date by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment;

4. Signature and incumbency certificates of its officers executing this Amendment; and

5. Copies of this Amendment, executed by the Company and the Majority Banks.

B. All fees and expenses payable to the Agent and the other Banks pursuant to the Credit Agreement, this Amendment or otherwise agreed to by the Company and the Agent that are due and payable on or prior to the Sixth Amendment Effective Date have been paid in full, including without limitation an amendment fee payable to the Agent for the ratable benefit of the Banks in the amount of 10.0 basis points (0.100%) times the combined Commitments at such time.

C. For the avoidance of doubt, the amended version of Section 7.14(b) provided herein shall apply in respect of all fiscal quarter end dates, commencing with April 30, 2009, while the version of Section 7.14(b) existing prior to the effectiveness of this Amendment shall continue to apply in respect of all fiscal quarter end dates through and including January 31, 2009.

Section 3. COMPANY’S REPRESENTATIONS AND WARRANTIES

In order to induce the Banks to enter into this Amendment and to amend the Credit Agreement in the manner provided herein, the Company represents and warrants to each Bank that the following statements are true, correct and complete:

A. Corporate Power and Authority. The Company has all requisite corporate power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Credit Agreement as amended by this Amendment (the “Amended Agreement”).

B. Authorization of Agreements. The execution and delivery of this Amendment and the performance of the Amended Agreement have been duly authorized by all necessary corporate action on the part of the Company.

C. No Conflict. The execution and delivery by the Company of this Amendment and the performance by the Company of the Amended Agreement do not and will not (i) contravene the terms of the Company’s Organization Documents; (ii) conflict with or result in any breach or contravention of, or the creation of any Lien under, any document evidencing any Contractual Obligation to which the Company is a party or any order, injunction, writ or decree of any Governmental Authority to which the Company or its property is subject; or (iii) violate any Requirement of Law; except, in each case referred to in the foregoing clauses (ii) and (iii), where the conflict, breach, contravention, creation or violation is not reasonably expected to have a Material Adverse Effect.

D. Governmental Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution and delivery of the Amendment by the Company or the performance by, or enforcement against, the Company of the Amended Agreement.

E. Binding Effect. This Amendment has been duly executed and delivered by the Company and this Amendment and the Amended Agreement are the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

F. Incorporation of Representations and Warranties From Credit Agreement. The representations and warranties contained in Article V of the Credit Agreement are and will be true and correct in all material respects on and as of the Sixth Amendment Effective Date with the same effect as if made on and as of that date, (except to the extent such representations and warranties expressly refer to an earlier date, in which case they were true and correct in all material respects as of such earlier date).

G. Absence of Default. No Default or Event of Default exists or shall result from this Amendment.

Section 4. MISCELLANEOUS

A. Reference to and Effect on the Credit Agreement and the Other Loan Documents.

(i) On and after the date hereof, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Agreement.

(ii) Except as specifically amended by this Amendment, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(iii) The execution, delivery and performance of this Amendment shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Agent or any Bank under, the Credit Agreement or any of the other Loan Documents.

B. Fees and Expenses. The Company acknowledges that all costs, fees and expenses as described in Section 10.04 of the Credit Agreement incurred by the Agent and its counsel with respect to this Amendment and the documents and transactions contemplated hereby shall be for the account of the Company.

C. Headings. Section and subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

D. Applicable Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD REQUIRE APPLICATION OF ANOTHER LAW; PROVIDED THAT THE AGENT AND THE BANKS SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

E. Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which, when so executed, shall be deemed an original, and all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Amendment (other than the provisions of Section 1 hereof, the effectiveness of which is governed by Section 2 hereof) shall become effective upon the execution of a counterpart hereof by the Company and each Bank and receipt by the Company and the Agent of written or telephonic notification of such execution and authorization of delivery thereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered in San Francisco, California, by their proper and duly authorized officers as of the day and year first above written.

MENTOR GRAPHICS CORPORATION

By:	/s/ Ethan Manuel
Name:	Ethan Manuel
Title:	Treasurer

and

By:	/s/ Dean Freed
Name:	Dean Freed
Title:	Vice President and General Counsel

BANK OF AMERICA, N.A., as the Agent

By:	/s/ Robert Rittelmeyer
Name:	Robert Rittelmeyer
Title:	Vice President

BANK OF AMERICA, N.A., as a Bank

By:	/s/ Kevin McMahon
Name:	Kevin McMahon
Title:	Senior Vice President

HSBC BANK USA, NATIONAL ASSOCIATION, as a Bank

By:	/s/ Paul Ip
Name:	Paul Ip
Title:	Vice President

KEYBANK NATIONAL ASSOCIATION, as Documentation Agent and as a Bank

By:	/s/ Thomas A. Crandell
Name:	Thomas A. Crandell
Title:	Senior Vice President

U.S. BANK NATIONAL ASSOCIATION, as a Bank

By:
Name:
Title:

ANNEX I

to Sixth

Amendment

SCHEDULE 2

to the Compliance Certificate

Dated                             / For the fiscal [quarter][year] ended                     .

Consolidated EBITDA (for the fiscal period or four fiscal quarters, as the case may be, ending                     ,             )

1.	Consolidated Net Income	$	_________
2.	Adjustments (to the extent deducted in computing Consolidated Net Income):	$	_________
	a. Income tax expense	$	_________
	b. Interest expense	$	_________
	c. Depreciation and amortization expense	$	_________
3.	Total (1 + 2a + 2b +2c)	$	_________
4.	Consolidated EBITDA	$	_________
Covenant 7.14(a) – Adjusted Quick Ratio
1.	Cash	$	_________
2.	Cash Equivalents	$	_________
3.	Net current accounts receivable	$	_________
4.	Restricted Amounts	$	_________
5.	Total (1 + 2 + 3 – 4)	$	_________
6.	Consolidated Current Liabilities (excluding all liabilities that will be satisfied by Restricted Amounts)	$	_________
7.	Ratio of (5) to (6)		__________
8.	Aggregate amount of repayments, repurchases, redemptions and other retirements of Subordinated Indebtedness since the Closing Date with cash on hand (other than cash on hand that constitutes, or its replaced by, Offset Proceeds) or the proceeds of Senior Indebtedness[1]
9.	Covenant: Ratio must not be less than		__________

[1]

If the Company has repaid, repurchased, redeemed or otherwise retired Subordinated Indebtedness in an aggregate amount (for all such repayments, repurchases, redemptions and other retirements since the Closing Date) equal to or greater than (i) $37,500,000 but less than $75,000,000 with cash on hand (other than case on hand that constitutes, or is replaced by, Offset Proceeds) or the proceeds of Senior Indebtedness, then the minimum Adjusted Quick Ratio set forth in Section 7.14(a) of the Credit Agreement shall be increased by 0.05; or (ii) $75,000,000 with cash on hand (other than cash on hand that constitutes, or is replaced by, Offset Proceeds) or the proceeds of Senior Indebtedness, then the minimum Adjusted Quick set forth in Section 7.14(a) of the Credit Agreement shall be increased by 0.10.

Schedule 2 to Exhibit C-1

Covenant 7.14(b) – Minimum Consolidated Tangible Net Worth
1.	The Existing Required Amount, less $15,000,000		$	_________
2.	For each fiscal quarter commencing with the fiscal quarter ending April 30, 2009, 70% of Adjusted Consolidated Net Income for such fiscal quarter (as determined in accordance with Section 7.14(b))		$	_________
3.	100% of the amortization of intangible assets for each fiscal quarter commencing with the fiscal quarter ending April 30, 2009		$	_________
4.	100% of the Net Issuance Proceeds of any new equity issued by the Company after January 31, 2009 (excluding (A) equity issued under employee stock option or purchase plans and (B) equity issued to finance an Acquisition, provided that such amount is in fact applied to transaction costs relating to such Acquisition and such Acquisition is consummated no later than 120 days after the date of such issuance)		$	_________
5.	Goodwill and other intangibles arising during this fiscal quarter from Acquisitions permitted pursuant to Section 7.04 of the Credit Agreement, provided that (A) the aggregate amount of such goodwill and other intangibles excluded under this item 5 in connection with any Acquisition shall be the product of (1) the Net Cash Consideration given in respect of such Acquisition divided by the total fair market value of all cash and non- cash consideration given in respect of such Acquisition multiplied by (2) the aggregate amount of all goodwill and other intangibles acquired in such Acquisition, and (B) the aggregate amount of all such goodwill and other intangibles excluded under this item 5 in any fiscal year shall in no case exceed the amount of Net Cash Consideration permitted to be given in respect of Acquisitions in such fiscal year under Section 7.04(d)(i) of the Credit Agreement
6.	Minimum required Consolidated Tangible Net Worth (1+2+3+4-5)		$	_________
7.	Consolidated Tangible Net Worth		$	_________
8.	Excess (7-6)		$	_________
9.	Covenant:	Excess must be equal to or greater than		$0
Covenant 7.14(c) – Leverage Ratio
1.	Total consolidated liabilities		$	_________
2.	Subordinated Indebtedness		$	_________
3.	Consolidated Tangible Net Worth		$	_________
4.	Ratio of ((1) – (2)) to ((3) + (2))			__________
5.	Covenant:	Ratio must not be greater than		__________
Covenant 7.14(d) – Senior Leverage Ratio
1.	Senior Indebtedness		$	_________
2.	Consolidated Tangible Net Worth		$	_________
3.	Subordinated Indebtedness		$	_________

Schedule 2 to Exhibit C-2

4.	Ratio of (1) to ((2) + (3))			__________
5.	Covenant:	Ratio must not be greater than		__________
Covenant 7.14(e) – Minimum Cash and Accounts Receivable
1.	Cash		$	_________
2.	Cash Equivalents		$	_________
3.	47.5% of current accounts receivable		$	_________
4.	Restricted Amounts		$	_________
5.	Total (1 + 2 + 3 – 4)		$	_________
6.	Outstanding principal amount of the Loans		$	_________
7.	Ratio of (5) to (6)			__________
8.	Covenant:	Ratio must not be less than		__________

Schedule 2 to Exhibit C-3